U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Report for the Six Months Ended June 30, 2025

(December 31, 2025)

All references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "Euro" or "€" are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to "we", "us", "our", the "Company" or "SRL" are to Scully Royalty Ltd. and its consolidated subsidiaries. Unless otherwise indicated, references herein to numbers of our common shares of US$0.001 par value each are referred to as the "Common Shares".

The following report and the discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2025 should be read in conjunction with our unaudited interim financial statements and notes thereto for the six months ended June 30, 2025 and the annual audited financial statements and notes thereto of SRL for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission (the "SEC") and applicable Canadian securities regulators. Our financial statements for such periods have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Non-IFRS Financial Measures

This document includes "non-IFRS financial measures", that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure "EBITDA".

EBITDA is defined as earnings before interest (finance costs), taxes, depreciation and amortization. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and EBITDA eliminates the non-cash impact.

EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of net income from continuing operations to EBITDA, please see "Results of Operations".

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, the plans and prospects regarding the mine underlying our royalty interest, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

(i)

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and our ability to expand our business. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of this report and in SRL's annual report on Form 20-F for the year ended December 31, 2024. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(ii)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

We currently have two primary operating segments: (i) Royalty, which includes our interest in an iron ore mine; and (ii) Merchant Banking, sometimes referred to as “financial services”, which includes our merchant banking activities. We also have an “All Other” segment which includes other assets unrelated to our primary segments and otherwise not individually material. See “All Other” below for further information.

Royalty

We hold a net revenues royalty interest in the Scully Mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials.

In 2024, approximately 57% of our total revenues were derived from our royalty interest. As at December 31, 2024, our total assets were $438.1 million, of which $192.1 million was represented by our interest in the underlying iron ore mine. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

The operator of the mine has disclosed that the mine historically extracted approximately 11.8 million tonnes of raw iron per year from which approximately 4.1 million metric tonnes of iron concentrate were produced at an onsite milling facility. It further disclosed that upon-reactivation annual production capacity targeted a capacity of 6.25 million metric tonnes of iron concentrate, with production ranging from 5.80 million to 7.55 million metric tonnes over the subsequent years. Iron concentrate is transported by rail to the port facilities at Point Noire, Quebec, Canada, where it is unloaded, stockpiled and loaded on vessels for sale to the seaborne market.

Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

In October 2023, the operator of the Scully Mine commenced proceedings under the CCAA. In September 2024, it announced the closing of a transaction under the CCAA process led by an investor group . The transaction included a US$250 million equity injection, a strengthened balance sheet and an improved business plan. It also disclosed that it had entered into new union and rail transport arrangements.

Merchant Banking

Our Merchant Banking segment, also referred to as “financial services”, comprises merchant banking in Europe. In addition, we hold interests in two industrial real estate parks in Europe as investment property.

The Merchant Banking segment’s regulated bank subsidiary does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. Generally, the Bank earns fees from provisions of a range of financial and consultancy services to the customers and investment income. In December 2025, in order to streamline our cost profile and simplify our corporate structure, we determined to convert the Bank into an unregulated entity, subject to regulatory approval.

All Other

The All Other segment includes our corporate and small entities whose quantitative amounts generally are not expected to exceed 10% of any of the following: (a) our reported revenue, including both sales to external customers and intersegment sales or transfer; (b) the greater, in absolute amount, of our (i) combined reported profit of all operating segments that did not report a loss and (ii) combined reported loss of all operating segments that reported a loss; or (c) our total assets. Actual outcome may occasionally exceed these 10% thresholds, though the excess amounts are not expected to be material.

(2)

Developments

Royalty Interest

The mine underlying our royalty interest produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In the first half of 2025, the Platts 65% Fe Index sold at approximately a 12% (US$12) premium to the Platts 62% Fe Index.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully iron ore mine for the periods indicated:

	Six Months Ended June 30,
	2025	2024

	(tonnes)
Iron Ore Products Shipped	1,451,147	1,716,111

In October 2023, the operator of the Scully Mine commenced proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”). In September, 2024, it announced the closing of a transaction under the CCAA process led by an investor group including Cargill Incorporated, Millstreet Capital Management and O’Brien-Staley Partners. The transaction included a US$250 million equity injection, a strengthened balance sheet and an improved business plan. It also disclosed that it had entered into new union, sales offtake and rail transport arrangement.

Rationalization of Non-Core Assets

As part of our ongoing strategy to streamline our operations and concentrate efforts on our core asset - the Scully iron ore royalty – we previously announced that we had initiated a process to rationalize certain underperforming or non-core assets, and their associated liabilities, classified within our “All Other” segment. This strategic refocusing reflects our intent to simplify our corporate structure, reduce operating complexity, and unlock shareholder value by concentrating capital and management attention on our core asset. We had previously entered into an agreement to rationalize these assets and liabilities. As of today’s date, that agreement has not closed and, as such, we have decided to explore other rationalization opportunities. This process is ongoing.

Cash Dividend Policy

Our board of directors has adopted a dividend policy that is intended to maximize potential future dividends to holders of our Common Shares.

Based upon a review of our financial position, operating results, ongoing working capital requirements and other factors, our board of directors may from time to time and if deemed advisable by it, declare and pay dividends to holders. The timing, payment and amount of any dividends paid on our Common Shares may be determined by our board of directors from time to time.

On December 31, 2024, we announced that our board of directors declared a dividend of $0.37 (US$0.26) per common share paid on February 21, 2025 to shareholders of record on January 24, 2025.

The declaration, timing, record date and payment of future dividends will depend on, among other things, royalty payments received.

Annual Meeting

On December 8, 2025, MILFAM LLC ("MILFAM") issued a dissident proxy circular seeking to nominate five individuals to the Company's board of directors. On December 12, 2025, we issued a news release stating that such nominations had not complied with the timing requirements under our Memorandum and Articles of Association (the "Articles") and that MILFAM had filed application before the Grand Court of the Cayman Islands seeking a declaration that its notice of nomination was valid. On December 22, 2025, we issued a news release announcing that the court had issued an order declaring that the MILFAM notice of nomination was validly delivered within the time period set out in, and in compliance with, the requirements as to timing of the Articles. On December 24, 2025, we issued a further press release announcing that we had filed an appeal of such decision and that our board of directors had temporarily postponed our annual meeting, originally scheduled for December 27, 2025, for a short duration of time to allow a hearing before the Cayman Islands Court of Appeal to be heard as soon as practicable. The postponement was approved by our board of directors, based on the recommendation of its Compensation, Nominating and Corporate Governance Committee. In determining to postpone the meeting, such committee and the board considered various factors relating to the best interests of the company and its shareholders and the circumstances of the meeting, including, among other things, that a short postponement will assist in addressing the uncertainty created by the recent decision and appeal, the need to provide shareholders sufficient opportunity to assess the purported nominations of MILFAM pending the outcome of the court proceedings, and to allow the meeting to take place in an orderly manner that promotes and is conductive of informed shareholder decision-making with full disclosure by each party of all material information.

On December 27, 2025, MILFAM issued a press release stating that it intended to unilaterally proceed with the meeting and elect its directors, and on December 29, 2025 issued a further press release claiming that it had done so. On December 29, 2025, we issued a press release disclosing that we had informed MILFAM of the invalidity of its unilateral actions and that the postponed meeting has not yet occurred and the current board of directors remains in place.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2025 and 2024 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations in our Merchant Banking segment may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

(3)

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at June 30, 2025, the Canadian dollar was weaker by approximately 7% against the Euro from the end of 2024. We recognized a net $1.0 million currency translation adjustment gain under accumulated other comprehensive loss within equity in the six months ended June 30, 2025, compared to $2.1 million in the comparative period of 2024. In addition, we recognized a net loss of $0.3 million on exchange differences on foreign currency transactions in our consolidated statement of operations in the six months ended June 30, 2025, compared to $0.1 million for the same period of 2024.

In the first half of 2025, the demand for iron ore remained subdued. According to the World Steel Association, global crude steel production in the first half of 2025 decreased approximately 2% compared to the first half of 2024. The 65% Fe iron ore price, as reported by Platts, decreased to an average US$113 per tonne for the first half of 2025, compared to an average of US$131 in the same period of 2024.

Assets Held for Sale

As part of our ongoing strategy to streamline our operations and concentrate our efforts on our core asset - our iron ore royalty – in 2024, we initiated a process to rationalize certain underperforming or non-core assets and their associated liabilities classified within our “All Other” segment. This strategic refocusing reflects our intent to simplify our corporate structure, reduce operating complexity, and unlock shareholder value by concentrating capital and management attention on our core asset.

As a result of this initiative, we determined that the criteria for classification as “held for sale” under IFRS 5 were met with respect to certain assets and related liabilities as at June 30, 2025. As a result, the assets and related liabilities relating to these businesses were classified as held for sale as at June 30, 2025.

Our management, when exercising its judgments in terms of the assets’ contribution to net loss, total assets and net assets, concluded that these assets did not constitute a separate major line of business or geographical area of operations. In aggregate, the assets held for sale represented approximately 20% (after recognition of impairment losses) of our consolidated total assets as at June 30, 2025. These assets held for sale generated revenue from third parties of $4.9 million in the first half of 2025.

The following sets forth a breakdown of the assets held for sale and related liabilities as of June 30, 2025.

Six Months Ended June 30, 2025
(In thousands)
Total Assets	85,949
Total Liabilities	(16,954)
Net	68,995

All intercompany assets and liabilities were eliminated in connection with this classification. We recognized a non-cash provision for impairment loss of $18.6 million in connection with the classification of these assets and liabilities as held for sale. The disposal group is presented in our All Other reportable segment.

In late 2024, we reported that we entered into an agreement to rationalize these assets and liabilities. As of today’s date, that agreement has not closed and, as such, we have decided to explore other rationalization opportunities. This process is ongoing.

(4)

Results of Operations

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Six Months Ended June 30,
	2025	2024

	(In thousands, except per share amounts)
Revenue	$18,557	$18,093
Costs of sales and services	5,476	4,366
Selling, general and administrative expenses	11,736	11,148
Finance costs	1,158	836
Impairment loss on property, plant and equipment	-	18,579
Exchange differences on foreign currency transactions, net loss	323	79
Net loss(1)	(2,033)	(19,923)
Net loss(1) per share:
Basic	(0.14)	(1.34)
Diluted	(0.14)	(1.34)

Note:

(1)	Attributable to our shareholders.

The following table provides a breakdown of revenue for each of the periods indicated:

	Six Months Ended
	June 30,
	2025	2024

	(In thousands)
Merchant Banking products and services	$12,206	$12,494
Interest	1,498	1,656
Dividend & equity method investment income	91	119
Other, including medical and real estate sectors	4,762	3,824
Revenue	$18,557	$18,093

During the six months ended June 30, 2025, royalty revenue (which is included in Merchant Banking products and services) represented 55% of total revenue, compared to 58% in the comparative period of 2024.

The following is a breakdown of our revenue by segment for each of the periods indicated:

	Six Months Ended
	June 30,
	2025	2024

	(In thousands)
Royalty	$10,198	$10,595
Merchant Banking	3,536	3,162
All Other	4,823	4,336
Revenue	$18,557	$18,093

In the first half of 2025, 19% of our revenue was from Europe, 68% was from the Americas and 13% was from Asia, Africa and other regions.

In the first half of 2025, our proportionate revenue by product was 83% from iron ore royalties and 17% from other.

Based upon the average exchange rates for the first half of 2025, the Canadian dollar depreciated by approximately 5% in value against the Euro compared to the same period of 2024.

Revenue for the first half of 2025 modestly increased to $18.6 million from $18.1 million in the same period of 2024, mainly as a result of an increase in Merchant Banking revenues and a weaker Canadian dollar, partially offset by lower royalty revenues for the period.

Revenue for our Royalty segment for the first half of 2025 decreased to $10.2 million from $10.6 million in the same period of 2024, primarily as a result of modestly lower production at the mine and volatility in iron ore prices.

(5)

Revenue for our Merchant Banking segment for the first half of 2025 increased to $3.5 million from $3.2 million in the same period of 2024 primarily as a result of higher revenues from our industrial real estate properties and a weaker Canadian dollar.

Revenue for our All Other segment increased to $4.8 million from $4.3 million in the first half of 2024, primarily as a result of a weaker Canadian dollar.

Costs of sales and services increased to $5.5 million in the first half of 2025, compared to $4.4 million for the same period in 2024, primarily as a result of a merchant banking gain in 2024 that reduced costs of sales and services during the comparative period.

The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Six Months Ended
	June 30,
	2025	2024

	(In thousands)
Merchant banking products and services	$4,370	$4,727
Net fair value gain on investment property	(507)	-
Credit losses (recovery)	270	(99)
Fair value (gain) loss on a loan payable measured at FVTPL	(1,005)	112
Net fair value gain on securities	(1,148)	-
Other	3,496	(374)
Total costs of sales and services	$5,476	$4,366

In the first half of 2025, we recognized a net fair value gain of $507 on investment property, in connection with increased valuations in our industrial real estate due to various investments completed during the period.

For the six months ended June 30, 2025, we incurred a fair value gain on a long-term loan payable measured at fair value through profit or loss ("FVTPL") of $1.0 million compared to a fair value loss of $0.1 million in the same period of 2024.

In the first half of 2025, we recognized a credit recovery of $0.3 million in other costs of sales and services, compared to credit losses of $0.1 million in the same period of 2024. A non-cash gain of $3.6 million in connection with the deconsolidation of a former subsidiary was included in other costs of sales and services in the first half of 2024.

Selling, general and administrative expenses increased to $11.7 million in the first half of 2025 from $11.1 million in the same period of 2024.

In the first half of 2025, we had finance costs of $1.1 million, compared to $0.8 million in the first half of 2024. These related primarily to the increase interest rates and costs due on a subsidiary’s publicly listed bonds in connection with the bond maturity extension completed in 2024.

In the first half of 2024, we recognized a non-cash impairment loss of $18.6 million on assets held for sale. No non-cash impairment loss was recognized in the first half of 2025.

In the first half of 2025, we recognized a net foreign currency transaction loss of $0.3 million, compared to $0.1 million in the same period of 2024, in our consolidated statement of operations. The foreign currency transaction gain or loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax recovery (other than resource revenue taxes) of $0.4 million in the first half of 2025, compared to an expense of $0.9 million in the same period of 2024. Our income tax paid in cash, excluding resource property revenue taxes, during the first half of 2025 was $0.02 million, compared to $0.3 million income tax paid in cash in the same period of 2024. We also recognized resource property revenue tax expense of $2.0 million in each of the six month periods ended June 30, 2025 and 2024.

(6)

Overall, we recognized an income tax expense of $1.5 million (income tax recovery of $0.4 million and resource property revenue taxes of $2.0 million) in the first half of 2025, compared to income tax expense of $2.9 million (income tax expense of $0.9 million and resource property revenue taxes of $2.0 million) in the same period of 2024.

In the first half of 2025, our net loss attributable to shareholders was $2.0 million or $0.14 per share on a basic and diluted basis, compared to $19.9 million, or $1.34 per share on a basic and diluted basis, in the same period of 2024.

In the first half of 2025, our EBITDA was $4.3 million, compared to negative EBITDA of $12.2 million, which included a non-cash impairment loss of $18.6 million in connection with assets held for sale, in the first half of 2024.

The following is a reconciliation of our net (loss) income to EBITDA for each of the periods indicated:

	Six Months Ended
	June 30,
	2025	2024

	(In thousands)
Net (loss) income	$(1,670)	$(19,847	)(1)
Taxes	1,534	2,932
Finance costs	1,158	836
Amortization, depreciation & depletion	3,274	3,888
EBITDA (loss)	$4,296	$(12,191	)(1)

Notes:

(1)	Includes a non-cash provision for impairment loss of $18.6 million recognized in connection with the planned rationalization of assets held for sale. See "- Assets Held for Sale".

Please see "Non-IFRS Financial Measures" for additional information.

Liquidity and Capital Resources

General

Liquidity is of importance to our business as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern;

•	to position ourselves to generate returns for and distribute dividends to our shareholders; and

•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

(7)

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2025	2024

	(In thousands, except ratio amounts)
Total debt(1)	$39,285	$36,545
Less: cash	25,195	19,052
Net debt	14,090	17,493
Shareholders' equity	301,317	302,277
Net debt-to-equity ratio	0.05	0.06

Note:

(1)	Debt includes bonds payable only.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2025 and December 31, 2024.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2025	2024

	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$39,285	$36,545
Shareholders' equity	301,317	302,277
Long-term debt-to-equity ratio	0.13	0.12

Note:

(1)	See note in table above.

During the first half of 2025, our strategy, which remained unchanged from the same period of 2024, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.13 as at June 30, 2025 and 0.12 as at December 31, 2024.

Cash Flows

Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of operations of the mine underlying our royalty interest, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Six Months Ended
	June 30,
	2025	2024

	(In thousands)
Cash flows provided by investing activities	$8,490	$4,464
Cash flows (used in) provided by operating activities	3,968	(15,962)
Cash flows used in financing activities	(5,730)	(209)
Exchange rate effect on cash	(1,637)	1,367
Increase (decrease) in cash	$5,091	$(10,340)

Cash Flows from Investing Activities

Investing activities provided cash of $8.5 million in the six months ended June 30, 2025 compared to $4.5 million in the same period of 2024. Collections of loan receivables provided cash of $8.3 million in the first half of 2025 compared to $4.6 million in the same period of 2024.

(8)

Cash Flows from Operating Activities

Operating activities provided cash of $4.0 million in the six months ended June 30, 2025, compared to using cash of $16.0 million in the same period of 2024. A decrease in receivables provided cash of $7.5 million in the first half of 2025, compared to an increase in receivables using cash of $15.2 million in the same period of 2024. A decrease in short-term securities provided cash of $0.1 million in the first half of 2025, compared to an increase in short-term securities using cash of $1.3 million in the same period of 2024. An increase in deposits, prepaid and other used cash of $2.9 million in the first half of 2025, compared to $0.3 million in the same period of 2024.

Cash Flows from Financing Activities

Cash used in financing activities was $5.7 million in the six months ended June 30, 2025, compared to $0.2 million in the same period of 2024. In the first half of 2025, dividends paid used cash of $5.5 million. In the first half of 2025 and 2024, reductions in lease liabilities used cash of $0.2 million.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	June 30,	December 31,
	2025	2024

	(In thousands)
Cash	$25,195	$19,052
Short-term securities	24,692	23,487
Trade receivables	374	861
Tax receivables	696	699
Other receivables	33,440	40,714
Inventories	1	1
Restricted cash	161	194
Deposits, prepaid and other	4,932	1,811
Assets held for sale	85,949	88,500
Total current assets	175,440	175,319
Working capital	141,031	136,831
Total assets	434,034	438,095

Account payables and accrued expenses	17,432	14,788
Income tax liabilities	23	48
Dividend Payable	-	5,545
Liabilities relating to assets held for sale	16,954	18,107
Total current liabilities	34,409	38,488
Bonds payable, long-term	39,285	36,545
Deferred income tax liabilities	49,792	51,514
Total liabilities	124,337	127,770
Shareholders' equity	301,317	302,277

We maintain an adequate level of liquidity, with a portion of our assets held in cash. This provides us with flexibility in managing our continuing business.

As at June 30, 2025, cash increased to $25.2 million from $19.1 million as at December 31, 2024. The increase was primarily the result of working capital management.

We had short-term securities of $24.7 million as at June 30, 2025 and $23.5 million as at December 31, 2024, which comprised of government and other securities.

Trade receivables and other receivables were $0.4 million and $33.1 million, respectively, as at June 30, 2025, compared to $0.9 million and $40.7 million, respectively, as at December 31, 2024. Trade receivables primarily consisted of product sales from our Merchant Banking and All Other segments. Included in other receivables were receivables of $3.3 million related to our iron ore royalty interest. Other receivables included balances of $22.6 million as at June 30, 2024 from a related party. See "Transactions with Related Parties" for further information.

Deposits, prepaid and other assets were $4.9 million as at June 30, 2025 and $1.8 million as at December 31, 2024.

Inventories were $0.001 million as at June 30, 2025 and December 31, 2024.

(9)

Current tax receivables, consisting primarily of value-added taxes and income tax recovery, were $0.7 million as at June 30, 2025 and as at December 31, 2024.

As at June 30, 2025, we had assets held for sale of $85.9 million, compared to $88.5 million as at December 31, 2024. See "Discussion of Operations - Assets Held for Sale".

Account payables and accrued expenses were $17.4 million as at June 30, 2025, compared to $14.8 million as at December 31, 2024.

We had current income tax liabilities of $0.02 million as at June 30, 2025, compared to $0.05 million as at December 31, 2024.

We had bonds payable of $39.3 million as at June 30, 2025 and $36.5 million as at December 31, 2024.

As at June 30, 2025, we had deferred income tax liabilities of $49.8 million compared to $51.5 million as at December 31, 2024. These deferred income tax liabilities primarily relate to difference in the tax basis and the carrying value of our iron ore royalty.

Future Liquidity

To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources may be required. Depending on the size of a transaction, the capital resources that will be required may be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenue is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.

In the six months ended June 30, 2025, we reported a net $1.0 million currency translation adjustment gain under other comprehensive income within equity. This compared to a net gain of $2.1 million in the same period of 2024. This currency translation adjustment does not affect our profit and loss statement until the disposal of a foreign operation.

Contractual Obligations

The following table sets out obligations and commitments, including contractual obligations and bonds payable measured at fair value as at June 30, 2025.

	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Lease liabilities	$180	$703	$137	$-	$1,020
Bonds payable(3)	-	4,178	4,178	45,006	53,362
Total	$180	$4,881	$4,315	$45,006	$54,382

Notes:

(1)	Includes principal and interest, except for loan payable, which is measured at FVTPL.

(2)	This table does not include non-financial instrument liabilities and guarantees.

(3)	Updated to reflect the extension of the maturity of bonds payable. See Note 10 to Condensed Consolidated Financial Statements of June 30, 2024.

(10)

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

Inflation has had a minimal impact on our costs of sales and services and selling, general administrative expenses over the last two fiscal years. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2B to our audited consolidated financial statements for the year ended December 31, 2024, for a discussion of the material accounting policies.

In the process of applying our accounting policies, management makes various judgments and estimates that can significantly affect the amounts it recognizes in the consolidated financial statements. The following is a description of the critical judgments and estimates that management has made in the process of applying our accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as "CGUs", for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 11 and 12 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, a significant change in margins or profitability, a decline in market value of an asset, a significant revision of estimated reserves or production volumes, an increase in future development or operating costs or significant shifts in the technological, regulatory, economic or legal environment. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine and power plant, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of non-financial assets.

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Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization, if no impairment loss had been recognized.

Valuation of Investment Property

Investment properties are included in the consolidated statement of financial position at their market value, unless their fair value cannot be reliably determined at that time. The market value of investment properties is assessed annually by an independent qualified valuer, who is an authorized expert for the valuation of developed and undeveloped land in Germany, after taking into consideration the net income with inputs on realized basic rents, operating costs and damages and defects. The assumptions adopted in the property valuations are based on the market conditions existing at the end of the reporting period, with reference to current market sales prices and the appropriate capitalization rate. Changes in any of these inputs or incorrect assumptions related to any of these items could materially impact these valuations.

Assets Held for Sale and Dispositions

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment for further information.

Credit Losses and Impairment of Receivables

We apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9, Financial Instruments, which establishes a single forward-looking expected loss impairment model.

We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition – whether assessed on an individual or collective basis – considering all reasonable and supportable information, including that which is forward-looking.

At each reporting date, our management assesses whether the credit risk on a financial instrument that is measured at amortized cost or at FVTOCI has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects our management's best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a forward-looking basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

Interest in Resource Properties and Reserve Estimates

Our iron ore royalty interest had an aggregate carrying amount of $190.0 million as at June 30, 2025 and related deferred tax liabilities of $47.4 million.

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Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. In the first half of 2025, we did not recognize any impairment in respect of our interests in resource properties.

Our iron ore reserves are estimates of the amount of product that can be economically and legally extracted from our mining properties. Reserve and resource estimates are an integral component in the determination of the commercial viability of our interest in the iron ore mine, amortization calculations and impairment analyses. In calculating reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, production decline rates, recovery rates, production costs, commodity demand, commodity prices and exchange rates. In addition, future changes in regulatory environments, including government levies or changes in our rights to exploit the resource imposed over the producing life of the reserves and resources may also significantly impact estimates.

Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $2.9 million as at June 30, 2025, consisting mainly of a power plant. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 11 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

Taxation

We are subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

We recognized deferred income tax assets of $10.5 million as at June 30, 2025. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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We provide for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on our management's assessment of exposure. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional income tax liabilities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 22 to our audited consolidated financial statements for the year ended December 31, 2024 and Note 9 to our condensed consolidated financial statements for the six months ended June 30, 2025 for further information.

Accounting Changes in 2024

We adopted the following accounting amendments effective January 1, 2024:

•	Amendments to IAS 1- Classification of Liabilities as Current or Non-current, which were issued in 2020, clarifying the classification requirements in the standard for liabilities as current or non-current. Amendments to IAS 1, Non-current Liabilities with Covenants, which were issued in 2022, modifying the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants and deferring the effective date of the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to annual reporting periods beginning on or after January 1, 2024.

•	Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The amendments are effective for annual periods beginning on or after January 1, 2024.

The adoption of these amendments did not have a material impact on our interim consolidated financial statements for the six months ended June 30, 2025.

New Standards and Interpretations Not Yet Adopted

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in the Financial Statements ("IFRS 18"), which aims to improve financial reporting by: (i) requiring additional defined subtotals in the statement of profit or loss; (ii) requiring disclosures about management-defined performance measures; and (iii) adding new principles for grouping (aggregation and disaggregation) of information.

IFRS 18 aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 replaces IAS 1 Presentation of Financial Statements. Requirements in IAS 1 that are unchanged have been transferred to IFRS 18 and other Standards. IFRS 18 does not affect how companies measure financial performance.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. Our management is currently assessing the impacts of the new standard on the presentation and disclosures of our financial performance.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) in response to feedback received as part of the post-implementation review of the classification and measurement requirements in IFRS 9, Financial Instruments and related requirements in IFRS 7, Financial Instruments: Disclosures.

The IASB amended to the requirements related to: (i) settling financial liabilities using an electronic payment system; and (ii) assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features.

(14)

The IASB also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The new requirements will be applied retrospectively with an adjustment to opening retained earnings. Prior periods are not required to be restated. Our management is currently assessing the impacts of these amendments.

Transactions with Related Parties

In the normal course of operations, we enter into transactions with related parties, which include affiliates in which we have a significant equity interest (10% or more) or have the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws.

	Six Months Ended
	June 30,
	2025	2024

	(In thousands)
Dividends & equity method income	$79	$109
Royalty expenses	(319)	(378)
Fee expenses	(424)	(21)
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(641)	(171)

From time to time we have entered into arrangements with a related company to assist us to comply with various local regulations and requirements, including the economic substance legislation, as well as fiscal efficiency. These arrangements are implemented at cost, and no economic benefit is received or accrued by the related party. Under these arrangements, as at June 30, 2025, there were balances in other receivables of $22.6 million, excluding amounts within assets held for sale.

In addition, under these arrangements, during the six months ended June 30, 2025 and 2024, respectively, we reimbursed such company $0.6 million and $0.2 million, respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, we had royalty expenses of $0.3 million during the six months ended June 30, 2025 and $0.4 million during the six months ended June 30, 2024 that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine. The group accounts for this interest as an equity method investment.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

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Please refer to Note 25 of our audited consolidated financial statements for the year ended December 31, 2024, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2024.

Outstanding Share Data

Our authorized share capital consists of US$450,000 divided into 300,000,000 Common Shares and 150,000,000 preference shares divided into US$0.001 par value each. Our Common Shares are listed on the New York Stock Exchange under the ticker symbol "SRL". As of June 30, 2025, we had 15,226,351 Common Shares and nil stock options issued and outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as "NI 52-109", as at June 30, 2025. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS.

Management, including our then Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments and litigation related thereto.

The Company and certain subsidiaries have been named as defendants in a legal action relating to a guarantee of a former parent. Management believes that such claim is without merit and intends to vigorously defend such claim. The claim amounted to approximately $129.5 million (€80.8 million), plus interest and costs, as at June 30, 2025, compared to $120.7 million (€80.8 million), plus interest and costs, as at December 31, 2024.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations as at June 30, 2025. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 22 to our audited consolidated financial statements for the year ended December 31, 2024 and Note 9 to our condensed consolidated financial statements for the six months ended June 30, 2025 for further information.

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Risk Factors

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "anticipate", "could", "project", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also, discussions of strategy that involve risks and uncertainties share this "forward-looking" character.

There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

•	our financial results may fluctuate substantially from period to period;

•	a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

•	our business is highly competitive;

•	our earnings and, therefore, our profitability may be affected by price volatility in our various products;

•	continued volatile global financial and geopolitical conditions may negatively impact us or our counterparties;

•	we may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth;

•	the operation of the iron ore mine underlying our royalty interest is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

•	our activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

•	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

•	if the fair values of our long-lived assets or their recoverable amounts fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

•	a significant portion of our revenue comes from our iron ore royalty interest, which means that adverse developments at this project could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated;

•	the value and revenue from our royalty interest are subject to many of the risks faced by the operator of the underlying project;

•	derivative transactions may expose us to unexpected risk and potential losses;

•	the operations of our banking subsidiary are subject to regulation, which could adversely affect our business and operations;

•	any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

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•	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

•	limitations on our access to capital could impair our liquidity and our ability to conduct our business;

•	we may substantially increase our debt in the future;

•	as a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

•	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

•	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

•	we face various risks related to health epidemics, pandemics and similar outbreaks, which could have material adverse effects on our business, results of operations or financial position;

•	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

•	tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

•	restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment;

•	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

•	investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities;

•	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares;

•	any future weaknesses or deficiencies or failures to maintain internal controls or remediate weaknesses could impair our ability to produce accurate and timely financial statements; and

•	investors may face difficulties in protecting their interests, and their ability to protect their rights through United States courts may be limited, because we are incorporated under Cayman Islands law.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedarplus.ca.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025

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UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Scully Royalty Ltd.'s auditors have not reviewed the unaudited financial statements for the period ended June 30, 2025.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the accompanying interim condensed consolidated statements of financial position of Scully Royalty Ltd. as at June 30, 2025 and the related condensed consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the six months ended June 30, 2025 is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Scully Royalty Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

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SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Canadian Dollars in Thousands)

ASSETS	June 30, 2025	December 31, 2024
Current Assets
Cash	$25,195	$19,052
Securities	24,692	23,487
Trade receivables	374	861
Tax receivables	696	699
Other receivables	33,440	40,714
Inventories	1	1
Restricted cash	161	194
Deposits, prepaid and other	4,932	1,811
Assets held for sale	85,949	88,500
Total current assets	175,440	175,319
Non-current Assets
Equity method investments	2,806	2,901
Investment property	52,458	47,661
Property, plant and equipment	2,894	1,498
Interests in resource properties	189,972	192,142
Deferred income tax assets	10,464	11,138
Other	-	7,436
Total non-current assets	258,594	262,776
	$434,034	$438,095

LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$17,432	$14,788
Income tax liabilities	23	48
Dividend payable	-	5,545
Liabilities relating to assets held for sale	16,954	18,107
Total current liabilities	34,409	38,488
Long-term Liabilities
Bonds payable	39,285	36,545
Deferred income tax liabilities	49,792	51,514
Other	851	1,223
Total long-term liabilities	89,928	89,282
Total liabilities	124,337	127,770
Equity
Capital stock, fully paid	19	19
Additional paid-in capital	317,402	313,070
Treasury stock	(2,643)	(2,643)
Contributed surplus	13,501	17,833
Deficit	(60,841)	(58,808)
Accumulated other comprehensive income	33,879	32,806
Shareholders' equity	301,317	302,277
Non-controlling interests	8,380	8,048
Total equity	309,697	310,325
	$434,034	$438,095

The accompanying notes are an integral part of these condensed consolidated financial statements.

(21)

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2025	2024
Gross Revenues	$18,557	$18,093

Costs and expenses:
Costs of sales and services	5,476	4,366
Selling, general and administrative	11,736	11,148
Finance costs	1,158	836
Impairment loss on property, plant and equipment	-	18,579
Exchange differences on foreign currency transactions, net loss	323	79
	18,693	35,008

Loss before income taxes	(136)	(16,915)
Income tax expense
Income taxes	426	(910)
Resource property revenue taxes	(1,960)	(2,022)
	(1,534)	(2,932)
Net loss for the period	(1,670)	(19,847)

Net income attributable to non-controlling interests	(363)	(76)
Net loss attributable to owners of the parent company	$(2,033)	$(19,923)

Loss per share
Basic	$(0.14)	$(1.34)
Diluted	$(0.14)	$(1.34)

Weighted average number of common shares outstanding
— basic	14,947,276	14,822,251
— diluted	14,947,276	14,822,251

The accompanying notes are an integral part of these condensed consolidated financial statements.

(22)

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

(Canadian Dollars in Thousands)

	2025	2024
Net loss for the period	$(1,670)	$(19,847)
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	1,034	2,076
Fair value gain on securities at fair value through other comprehensive income	39	87
	1,073	2,163
Total comprehensive loss for the period	(597)	(17,684)
Comprehensive income attributable to non-controlling interests	(363)	(280)
Comprehensive loss attributable to owners of the parent company	$(960)	$(17,964)

The accompanying notes are an integral part of these condensed consolidated financial statements.

(23)

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus		Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Deficit	Securities at Fair Value Through Other Comprehensive Income	Currency Translation Adjustment	Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at January 1, 2025	14,899,530	$313,089	(77,279)	$(2,643)	$17,833	$(58,808)	$(137)	$32,943	$302,277	$8,048	$310,325

Net income (loss)	-	-	-	-	-	(2,033)	-	-	(2,033)	363	(1,670)
Amendment of Share Based Compensation Plan	404,100	4,332	-	-	(4,332)	-	-	-	-	-	-
Repurchase of Shares from NCI	-	-	-	-	-	-	-	-	-	(31)	(31)
Net fair value gain	-	-	-	-	-	-	39	-	39	-	39
Net exchange differences	-	-	-	-	-	-	-	1,034	1,034	-	1,034
Balance at June 30, 2025	15,303,630	$317,421	(77,279)	$(2,643)	$13,501	$(60,841)	$(98)	$33,977	$301,317	$8,380	$309,697

Balance at January 1, 2024	14,899,530	$313,089	(77,279)	$(2,643)	$18,558	$(33,400)	$(460)	$27,315	$322,459	$7,211	$329,670
Net loss	-	-	-	-	-	(19,923)	-	-	(19,923)	76	(19,847)
Net fair value gain	-	-	-	-	-	-	87	-	87	-	87
Net exchange differences	-	-	-	-	-	-	-	1,872	1,872	204	2,076
Balance at June 30, 2024	14,899,530	$313,089	(77,279)	$(2,643)	$18,558	$(53,323)	$(373)	$29,187	$304,495	$7,491	$311,986

Total comprehensive (loss) income for the six months ended June 30:	Owners of the Parent Company	Non-controlling Interests	Total
2025	$(960)	$363	$(597)
2024	$(17,964)	$280	$(17,684)

The accompanying notes are an integral part of these condensed consolidated financial statements.

(24)

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

(Canadian Dollars in Thousands)

	2025	2024
Cash flows from operating activities:
Net loss for the period	$(1,670)	$(19,847)
Adjustments for:
Amortization, depreciation and depletion	3,274	3,888
Exchange differences on foreign currency transactions	323	79
(Gain) Loss on securities	(1,221)	836
Deferred income taxes	(531)	705
Share of result of equity method investments	(79)	-
Interest accretion	41	84
Gain on sale of investment property	(134)	-
Change in fair value of investment property	(1,540)	-
Loss on sale of assets	26	-
Change in fair value of a loan payable measured at FVTPL	(1,005)	112
Credit losses (recovery)	270	(99)
Gain on disposition of a subsidiary	-	(3,646)
Impairment loss on assets held for sale	-	18,579
Changes in operating assets and liabilities:
Short-term securities	151	(1,287)
Receivables	7,531	(15,188)
Restricted cash	45	185
Inventories	131	(253)
Deposits, prepaid and other	(2,945)	(346)
Account payables and accrued expenses	1,075	44
Income tax liabilities	93	285
Other	133	(93)
Cash flows provided by (used in) operating activities	3,968	(15,962)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(272)	(109)
Collections of loan receivables	8,317	4,553
Cash held by a deconsolidated subsidiary	-	(28)
Proceeds from sale of investment property	445	48
Cash flows provided by investing activities:	8,490	4,464
Cash flows from financing activities:
Reductions in lease liabilities	(164)	(209)
Purchase of shares from non-controlling interests	(31)	-
Dividends paid	(5,535)	-
Cash flows used in financing activities	(5,730)	(209)
Exchange rate effect on cash and cash equivalents	(1,637)	1,367
Increase (decrease) in cash	5,091	(10,340)
Cash, beginning of period	51,756	78,252
Cash, end of period	$56,847	$67,912

Represented by:
Cash	$25,195	$35,897
Assets held for sale	31,652	32,015
	$56,847	$67,912

The accompanying notes are an integral part of these condensed consolidated financial statements.

(25)

SELECTED EXPLANATORY NOTES TO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025

(Unaudited)

Note 1.  Nature of Business

Scully Royalty Ltd. ("Scully" or the "Company") is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the "Group" in these consolidated financial statements. The Group's core asset is a 7% net revenue royalty interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. Scully is listed on the New York Stock Exchange under the symbol SRL. The Company’s office is c/o Room 2302, Oriental Center, 31 Wujiang Road, Shanghai, China, 200041.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These condensed consolidated financial statements include the accounts of Scully and entities it controls. The presentation currency of these condensed consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts). References to "US$" herein are to United States dollars.

This interim financial report has been prepared by Scully in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The Group's interim financial statements for the six months ended June 30, 2025 are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"). The same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual consolidated financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual consolidated financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of Scully, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in Scully 's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year.

Note 3. Accounting Policy Developments

Accounting Changes in 2024

The Group adopted the following accounting amendments effective January 1, 2024:

•	Amendments to IAS 1-Classification of Liabilities as Current or Non-current, which were issued in 2020, clarifying the classification requirements in the standard for liabilities as current or non-current. Amendments to IAS 1, Non-current Liabilities with Covenants, which were issued in 2022, modifying the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants and deferring the effective date of the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to annual reporting periods beginning on or after January 1, 2024.

•	Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The amendments are effective for annual periods beginning on or after January 1, 2024.

The adoption of these amendments did not have a material impact on the Group's interim consolidated financial statements for the six months ended June 30, 2024 or the six months ended June 30, 2025.

Note 3. Accounting Policy Developments (Continued)

Future Accounting Changes

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in the Financial Statements ("IFRS 18"), which aims to improve financial reporting by: (i) requiring additional defined subtotals in the statement of profit or loss; (ii) requiring disclosures about management-defined performance measures; and (iii) adding new principles for grouping (aggregation and disaggregation) of information.

IFRS 18 aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 replaces IAS 1 Presentation of Financial Statements. Requirements in IAS 1 that are unchanged have been transferred to IFRS 18 and other standards. IFRS 18 does not affect how companies measure financial performance.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. Our management is currently assessing the impacts of the new standard on the presentation and disclosures of our financial performance.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) in response to feedback received as part of the post-implementation review of the classification and measurement requirements in IFRS 9, Financial Instruments and related requirements in IFRS 7, Financial Instruments: Disclosures.

The IASB amended to the requirements related to: (i) settling financial liabilities using an electronic payment system; and (ii) assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features.

The IASB also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The new requirements will be applied retrospectively with an adjustment to opening retained earnings. Prior periods are not required to be restated. Management is currently assessing the impacts of these amendments.

Note 4.  Business Segment Information

Effective from the fiscal year beginning January 1, 2024, changes to the internal organization structure resulted in a revised composition of the Company’s reportable segments. The change primarily resulted from the disposition of certain entities in prior years which made a former segment insignificant on a going-forward basis and, thus, its operating results are no longer regularly reviewed by the chief operating decision maker. The Company’s assets include its iron ore royalty, financial services and other proprietary investments. In addition, the merchant banking subsidiaries seek to invest in businesses or assets whose intrinsic value is not properly reflected. These activities are generally not passive, as the merchant banking subsidiaries seek investments where their financial expertise and management can add or unlock value.

There are two separate and independently managed operating subgroups within the Group. In reporting to management, these operating results are currently categorized into the following operating segments: Royalty, Merchant Banking and All Other segments which include corporate activities. In the six months ended June 30, 2025, the royalty and merchant banking segments' total external revenue constituted approximately 74% of total revenue.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's Royalty segment includes an interest in the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada. The Group's Merchant Banking segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises merchant banking businesses with a focus on Europe. In addition, the Merchant Banking segment holds two industrial real estate parks in Europe.

The All Other segment includes the Group’s corporate and small entities whose quantitative amounts on a recurring basis are not expected to exceed 10% of any of the Group's: (a) reported revenue, including both sales to external customers and intersegment sales or transfer; (b) the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.the absolute amount of its reported profit or loss; or (c) total assets. The actual outcome may occasionally exceed these 10% thresholds, though any excess is not expected to be material.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company's audited consolidated financial statements for the year ended December 31, 2024. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which include reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group’s All Other segment.

Segment Operating Results

	Six Months ended June 30, 2025
	Royalty	Merchant Banking	All Other	Total
Revenue from external customers	$10,198	$3,537	$4,822	$18,557
Intersegment sale	-	4,613	3,484	8,097
Interest expense	-	1,147	11	1,158
Income (loss) before income taxes	3,464	(2,151)	(144)	(136)

Note 4.  Business Segment Information (continued)

	Six Months ended June 30, 2024
	Royalty	Merchant Banking	All Other	Total
Revenue from external customers	$10,595	$3,162	$4,336	$18,093
Intersegment sale	-	3,044	556	3,600
Interest expense	-	821	15	836
Income (loss) before income taxes	5,245	382	(22,542)	(16,915)

Note 5. Consolidated Statements of Operations

Revenue

The Group's revenue comprised:

Six months ended June 30:	2025	2024
Merchant banking products and services	$12,206	$12,494
Interest	1,498	1,656
Dividend & equity method income	91	119
Other, including medical and real estate sectors	4,762	3,824
Revenue	$18,557	$18,093

During the six months ended June 30, 2025, royalty revenue (which is included in the merchant banking products and services) from an iron mine operator represented approximately 55% of total revenue (2024: 58%).

Expenses

The Group's costs of sales and services comprised:

Six months ended June 30:	2025	2024
Merchant banking products and service	$4,370	$4,727
Net fair value gain on investment property	(507)	-
Credit losses (recovery)	269	(99)
Fair value (gain) loss on a loan payable measured at FVTPL	(1,004)	112
Fair value gain on securities	(1,148)	-
Other	3,496	(374)
Total costs of sales and services	$5,476	$4,366

Note 6.  Dividends Paid

A dividend of $0.37 (US$0.26) per common share was paid in US dollars on February 21, 2025 to shareholders of record on January 24, 2025.

No dividends were paid during the six months ended June 30, 2025.

Note 7.  Earnings Per Share

Earnings per share data for the six months ended June 30, 2025 and 2024 are summarized as follows:

	2025	2024
Basic income (loss) attributable to holders of common shares	$(2,033)	$(19,923)
Effect of dilutive securities:	-	-
Diluted income (loss)	$(2,033)	$(19,923)

	2025	2024
Weighted average number of common shares outstanding — basic	14,947,276	14,822,251
Effect of dilutive securities:
Options	-	-
Weighted average number of common shares outstanding — diluted	14,947,276	14,822,251

In May 2025, the Company approved a modification to its share-based compensation arrangements whereby all outstanding stock options were cancelled and settled through the issuance of restricted shares equal to approximately 20% of the number of options cancelled. The fair value of the shares issued on the modification date was equivalent to the fair value of the options cancelled, resulting in no incremental fair value arising under IFRS 2. Accordingly, the modification did not result in additional share-based compensation expense for the period ended June 30, 2025. The fair value of the issued shares was reclassified within equity from the share-based compensation reserve to capital stock, with no impact on total equity.

Note 8.  Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer.

The Group had the following transactions with its related parties:

Six months ended June 30:	2025	2024
Dividend & equity method income	$79	$109
Royalty expenses	(319)	(378)
Fee expenses	(424)	(21)
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(641)	(171)

From time to time, the Company and its subsidiaries have entered into arrangements with a related company to assist in complying with various regulations and requirements. These arrangements are implemented at cost and no economic benefit is received or accrued by the related party. Under these arrangements, as at June 30, 2025, there were balances amounting to $22,578 included in other receivables, excluding amounts within assets held for sale.

In addition, pursuant to this arrangement, during the six-month periods ended June 30, 2025, and June 30, 2024, the Group reimbursed such company $641 and $171, respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

The Group had royalty expenses of $319, and $378, respectively, in the six month period ended June 30, 2025 and 2024 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine. The group accounts for this interest as an equity method investment.

Note 9.  Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity, and nature of the Group's operations, various legal and tax matters are outstanding from time to time, including periodic audits by various tax authorities.

The Company and certain subsidiaries have been named as defendants in a legal action relating to a guarantee of the former parent of the Group. Management believes that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial position or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome. The claim amounted to approximately $129,479 (€80,773), plus interest and costs, as at June 30, 2025, compared to $120,740 (€80,773), plus interest and costs, as at December 31, 2024.

If management's current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group's financial performance, cash flows or results of operations.

Rights to Subscribe to Shares in Subsidiaries

During 2016 and 2017, respectively, subsidiaries of the Group entered into agreements with third-party employee incentive corporations whereby the latter were granted, among other things, rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the existing net tangible asset value.

Note 10. Non-Current Assets Held for Sale & Discontinued Operations

As part of the Group’s ongoing strategy to streamline its operations and concentrate efforts on its core asset - the Scully iron ore royalty – the Company previously announced that it had initiated a process to rationalize certain underperforming or non-core assets, and their associated liabilities, classified within our “All Other” segment. This strategic refocusing reflects the Company’s intent to simplify its corporate structure, reduce operating complexity, and unlock shareholder value by concentrating capital and management attention on the core asset. The Company had previously entered into an agreement to rationalize these assets and liabilities. As of today’s date, that agreement has not closed and the Company has decided to explore other rationalization opportunities.

Management applies judgment in determining whether an asset or disposal group meets the criteria for classification as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. An asset is classified as held for sale only when it is available for immediate sale in its present condition and its sale is highly probable. As at June 30, 2025, the board of directors had committed to a plan to sell these assets, and an active program to identify a buyer and complete the disposal had been initiated. Accordingly, the assets were classified as held for sale at that date. In aggregate, the assets held for sale represented approximately 20% of consolidated total assets as at June 30, 2025.

The assets held for sale and related liabilities as of June 30, 2025 comprised:
Cash	$31,652
Securities	6,056
Receivables and other	42,603
Other current assets	1,934
PP&E	21,712
Other non-current assets	571
Provision for impairment on assets held for sale	(18,579)
Total	85,949
Current liabilities	(4,042)
Non-current loan payable	(5,742)
Deferred tax liabilities	(7,052)
Other non-current liabilities	(118)
Total	(16,954)
Net	$68,995

All intercompany assets and liabilities have been eliminated.

Note 11. Subsequent Events

On December 8, 2025, MILFAM LLC ("MILFAM") issued a dissident proxy circular seeking to nominate five individuals to the Company's board of directors. On December 12, 2025, the Company issued a news release stating that such nominations had not complied with the timing requirements under our Memorandum and Articles of Association (the "Articles") and that MILFAM had filed application before the Grand Court of the Cayman Islands seeking a declaration that its notice of nomination was valid. On December 22, 2025, the Company issued a news release announcing that the court had issued an order declaring that the MILFAM notice of nomination was validly delivered within the time period set out in, and in compliance with, the requirements as to timing of the Articles. On December 24, 2025, the Company issued a further press release announcing that the Company had filed an appeal of such decision and that the Company's board of directors had temporarily postponed the Company's annual meeting, originally scheduled for December 27, 2025, for a short duration of time to allow a hearing before the Cayman Islands Court of Appeal to be heard as soon as practicable. The postponement was approved by the Company's board of directors, based on the recommendation of its Compensation, Nominating and Corporate Governance Committee. In determining to postpone the meeting, such committee and the board considered various factors relating to the best interests of the Company and its shareholders and the circumstances of the meeting, including, among other things, that a short postponement will assist in addressing the uncertainty created by the recent decision and appeal, the need to provide shareholders sufficient opportunity to assess the purported nominations of MILFAM pending the outcome of the court proceedings, and to allow the meeting to take place in an orderly manner that promotes and is conductive of informed shareholder decision-making with full disclosure by each party of all material information.

On December 27, 2025, MILFAM issued a press release stating that it intended to unilaterally proceed with the meeting and elect its directors, and on December 29, 2025 issued a further press release claiming that it had done so. On December 29, 2025, the Company issued a press release disclosing that it had informed MILFAM of the invalidity of MILFAM's unilateral actions and that the postponed meeting has not yet occurred and the current board of directors remains in place.

Note 12. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on December 31, 2025.

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY ANNOUNCEMENT

SHANGHAI (December 31, 2025) . . . Scully Royalty Ltd. (the "Company") (NYSE: SRL) announces it has published its half-year report, including its results for the six months ended June 30, 2025 which includes updates on the Company's business (the "Half-Year Report").

A copy of the Half-Year Report is available through the Company's website at www.scullyroyalty.com and is available under the Company's profile on EDGAR at www.sec.gov.

We welcome any questions you may have and look forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read our entire report for the six months ended June 30, 2025, which includes our unaudited financial statements and management's discussion and analysis for such period for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and
Chief Financial Officer

Date:	December 31, 2025